CHINACAST EDUCATION CORPORATION Suite 08, 20/F, One International Financial Centre 1 Harbour View Street Central, Hong Kong
                         December 16, 2011

Mr. Perry J. Hindin
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549-3628

Re:	ChinaCast Education Corporation
Definitive Additional Materials on Schedule 14A Filed December 8, 2011
File No. 001-33771

Dear Mr. Hindin:

This letter sets forth ChinaCast Education Corporation’s (the “Company”) response to the comments contained in the letter dated December 15, 2011 from the Staff of the Securities Exchange Commission regarding the Company’s Definitive Additional Materials on Schedule 14A.  The Staff comments are repeated below, followed by the response thereto.  Unless otherwise stated, capitalized items used herein shall have the same meaning as in the soliciting materials listed above.

1.           We note your response to prior comment 2. Please supplement the Company’s proxy Statement to acknowledge the Company’s non-compliance with Rule 14a-13(a)(3). Please advise us of the method of dissemination to stockholders of this additional information and why the Company believes such method is sufficient. While the staff of the Division of Corporation Finance will not undertake any further examination of the Company’s non-compliance with this rule at this time, please confirm in your response that the Company understands that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

RESPONSE: Today the Company filed a Supplement to its Proxy Statement in which it disclosed its non-compliance with Rule 14a-13(a)(3) in connection with the Annual Meeting.  The Company also disclosed this information in a press release that it disseminated today and filed with the Commission as Schedule 14A Additional Definitive Soliciting Materials. The Company believes that the inclusion of this information in both the Supplement and its press release will ensure that the information is widely disseminated and is readily accessible to its shareholders. The Company acknowledges that the Staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

2.
We note your response to prior comment 6. As of the date of this letter, it does not appear the Company has issued a press release and filed such soliciting materials with the Commission. As the Annual Meeting is scheduled for December 20, 2011, please advise whether and how the Company has disseminated such clarifying information.

RESPONSE:  This additional clarifying information was contained in both the Supplement to the Company’s Proxy Statement that was filed today and the press release that was disseminated today and filed with the Commission as Schedule 14A Additional Definitive Soliciting Materials.

*            *           *

Sincerely,
/s/ Ron Chan Tze Ngon
Ron Chan Tze Ngon

cc:	Via E-mail
Mitchell S. Nussbaum, Esq.
Angela M. Dowd, Esq.
Loeb & Loeb LLP